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                                                                    Exhibit 99.9


                               October 25, 1999

Board of Directors
Capital Re Corporation
1325 Avenue of the Americas
New York, New York 10019

Dear Sirs:

     This letter is to propose a further improvement to our October 14, 1999 and October 18, 1999 offers (the October 14 letter, as revised by the October 18 letter and this letter, the "Revised Offer") to amend the terms of our existing merger agreement, dated June 10, 1999 (the "Merger Agreement"). ACE Limited ("ACE") hereby offers to amend the terms of the existing Merger Agreement to provide for the acquisition of the shares of common stock of Capital Re Corporation ("Capital Re") not already owned by ACE for $14.00 per share in ordinary shares of ACE and cash, as more fully set forth below. We and our financial advisors strongly believe that our Revised Offer is more favorable, from a financial point of view, to your stockholders than the current proposal made by XL Capital Ltd. ACE remains committed to completing a strategic combination with Capital Re which is in the best interests of both ACE's and Capital Re's stockholders.

     For each outstanding share of Capital Re common stock not currently owned by ACE, ACE is offering 0.65 of an ACE ordinary share plus an amount of cash which, on a per share basis, will deliver $14.00 per share to Capital Re stockholders, subject to a minimum of $1.30 per Capital Re share in cash (or approximately $42 million) and a maximum of $4.68 per Capital Re share (or $150 million). The value of the ACE ordinary shares to be delivered to Capital Re stockholders would be valued based upon the average closing price of the ordinary shares over the five-day trading period ending three business days prior to the stockholder vote on an amended agreement. Based upon an assumed average closing price of $16.9375 (ACE's closing price on October 22, 1999), Capital Re stockholders would receive for each Capital Re share 0.65 ACE ordinary share and $3.00 in cash.

     This offer would provide Capital Re stockholders with $14.00 per share in value at closing for ACE five-day average closing prices from $14.34 to $19.54. Capital Re stockholders would receive even greater value as ACE's share price climbs above $19.54 per share since our revised offer does not limit the maximum value of the consideration to be received by Capital Re shareholders.

     There continues to be no financing contingency to our revised offer and the terms and conditions of our offer are consistent in all other respects with our letter of October 14, 1999 letter as revised by our letter of October 18, 1999.
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     We have reviewed the proposal made by XL in its letter dated October 15,
1999. We will provide to employees and other non-executive management substantially similar compensation, bonus and option arrangements as contained in the XL October 15, 1999 letter. We reserve the right to substantially match the XL offer with respect to executive management compensation, bonus and option arrangements.

     In light of our Revised Offer, we would expect that you would promptly (i) execute an amendment to the Merger Agreement, (ii) withdraw your notices of October 10, 1999 and October 14, 1999 regarding your intention to enter into a binding agreement with XL and (iii) terminate all negotiations with XL Capital.

     Should you require additional information or clarification regarding any of the matters discussed in this letter, please call me at (441) 299-9276, Dominic Frederico at (215) 778-4125, our outside counsel, Eddie Best at (312) 701-7100 or our outside financial advisor, Mark Adley of Credit Suisse First Boston at
(212) 325-3538.

                              Very truly yours,



                              Brian Duperreault
                              Chairman, President and Chief Executive Officer

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